UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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In the Matter of                      :
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ENTERGY SERVICES, INC.                :
ENTERGY CORPORATION                   :
SYSTEM FUELS, INC.                    : CERTIFICATE PURSUANT
ENTERGY ARKANSAS, INC.                : TO RULE 24
ENTERGY LOUISIANA, INC.               :
ENTERGY MISSISSIPPI, INC.             :
ENTERGY NEW ORLEANS, INC.             :
SYSTEM ENERGY RESOURCES, INC.         :
ENTERGY OPERATIONS, INC.              :
ENTERGY GULF STATES, INC.             :
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File No. 70-9893                      :
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(Public Utility Holding Company       :
Act of 1935)                          :
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Pursuant to Rule 24 promulgated by the Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935 (but subject to the authorization in this proceeding permitting the filing of certificates of notification with respect to the transactions contemplated herein on a quarterly basis), this is to certify that the transactions referred to below, which were proposed in the joint Application-Declaration on Form U-1, as amended, in File No. 70-9893 ("Application-Declaration"), have been carried out for the quarter ended June 30, 2004 in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Commission, dated November 29, 2001, issued in respect thereof.

During the quarter ended June 30, 2004, Entergy Corporation, Entergy Services, Inc., Entergy Operations, Inc. and System Fuels, Inc. effected various transactions through the Entergy Corporation System Money Pool as set forth in Exhibit A attached hereto and incorporated herein by reference, and none of these companies effected various external borrowing transactions (bank loans and/or commercial paper) that are required to be reported hereunder.

During the quarter ended June 30, 2004, Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc. and System Energy Resources, Inc. effected various transactions through the Entergy Corporation System Money Pool as set forth in Exhibit A attached hereto and incorporated herein by reference.

During the quarter ended June 30, 2004, Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy New Orleans, Inc., and System Energy Resources, Inc. effected no external borrowing transactions (bank loans and/or commercial paper) that are required to be reported hereunder.

During the quarter ended June 30, 2004, Entergy Arkansas, Inc. and Entergy Mississippi, Inc. effected various external borrowing transactions (bank loans) as set forth in Exhibit B hereto and incorporated herein by reference.

During the quarter ended June 30, 2004, Entergy Operations, Inc. effected no borrowings or repayments under its' Loan Agreement with Entergy Corporation.

During the quarter ended June 30, 2004, Entergy Services, Inc., and System Fuels, Inc. effected borrowings and repayments under their Loan Agreements with Entergy Corporation as set forth in Exhibit C hereto and incorporated herein by reference.

IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be executed as of the 20th day of July, 2004.

ENTERGY SERVICES, INC.
ENTERGY CORPORATION
SYSTEM FUELS, INC.
ENTERGY ARKANSAS, INC.
ENTERGY LOUISIANA, INC.
ENTERGY MISSISSIPPI, INC.
ENTERGY NEW ORLEANS, INC.
SYSTEM ENERGY RESOURCES, INC.
ENTERGY OPERATIONS, INC.
ENTERGY GULF STATES, INC.

By: /s/ Steven C. McNeal________
Steven C. McNeal
Vice President and Treasurer